UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On June 30, 2026, RedCloud Holdings plc (the “Company”) completed its general meeting of shareholders (the “General Meeting”). As of the record date of May 22, 2026 (the “Record Date”), 62,038,019 ordinary shares, par value £0.002 per share (the “Ordinary Shares”), were issued and outstanding and entitled to vote at the General Meeting. The number of Ordinary Shares present or represented by valid proxy at the General Meeting was 20,678,527 Ordinary Shares, representing a quorum. The following actions were taken at the General Meeting:

Proposal No. 1: Reappointment of Justin Floyd as a Director

The first proposal was the approval of the reappointment of Justin Floyd as a director to serve on the board of directors of the Company (the “Board of Directors”). The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,587,797	56,533	34,197	0

Proposal No. 1 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 2: Reappointment of Hans Kunz as a Director

The second proposal was the approval of the reappointment of Hans Kunz as a director to serve on the Board of Directors of the Company. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,589,747	54,583	34,197	0

Proposal No. 2 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 3: Reappointment of Nikolaus Senn as a Director

The third proposal was the approval of the reappointment of Nikolaus Senn as a director to serve on the Board of Directors. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,589,947	54,383	34,197	0

Proposal No. 3 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 4: Reappointment of Soumaya Hamzaoui as a Director

The fourth proposal was the approval of the reappointment of Soumaya Hamzaoui as a director to serve on the Board of Directors. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,587,993	56,333	34,201	0

Proposal No. 4 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 5: Reappointment of David Bolocan as a Director

The fifth proposal was the approval of the reappointment of David Bolocan as a director to serve on the Board of Directors. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,604,481	39,849	34,197	0

Proposal No. 5 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 6: Reappointment of Prem Parameswaran as a Director

The sixth proposal was the approval of the reappointment of Prem Parameswaran as a director to serve on the Board of Directors. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,602,927	41,399	34,201	0

Proposal No. 6 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 7: Reappointment of Auditor

The seventh proposal was the approval of the reappointment of PKF Littlejohn LLP to serve as the auditor of the Company. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,607,523	36,803	34,201	0

Proposal No. 7 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 8: Adoption of Financial Statements

The eighth proposal was the approval of the annual report and financial statements (the “Financial Statements”) of the Company for the financial year ended December 31, 2025. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
20,604,837	30,443	43,247	0

Proposal No. 8 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: July 10, 2026